Exhibit 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three and six months ended December 31, 2013

Student Transportation Inc.
 Unaudited Condensed Consolidated Financial Statements

December 31, 2013

Contents

Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Consolidated Statements of Operations	2
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)	3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	December 31, 2013	June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$3,266	$6,929
Accounts receivable, net of allowance for doubtful accounts of
$187 and $172 at December 31 and June 30, 2013, respectively	43,845	40,971
Inventory	3,645	3,287
Prepaid expenses	9,641	7,706
Other current assets	9,384	3,479
Total current assets	69,781	62,372

Other assets	20,728	17,061
Property and equipment, net	235,808	217,799
Oil and gas interests, net	8,170	7,470
Other intangible assets, net	67,679	69,811
Goodwill	141,083	138,312
Total assets	$543,249	$512,825

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,737	$1,724
Accrued expenses and other current liabilities	41,445	39,413
Current portion of long-term debt	200	-
Total current liabilities	43,382	41,137

Long-term debt	273,621	220,244
Asset retirement obligation	570	551
Deferred income tax liability	37,865	40,327
Class B-Series Three common share liability	2,509	2,393
Other liabilities	13,666	13,691
Total liabilities	371,613	318,343

Shareholders' equity
Paid in Share Capital	438,770	434,236
Accumulated deficit	(259,670)	(231,850)
Accumulated other comprehensive loss	(7,464)	(7,904)
Total shareholders’ equity	171,636	194,482
Total liabilities and shareholders’ equity	$543,249	$512,825

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars, unless specified, except per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Revenues	$135,529	$119,355	$208,669	$180,957

Costs and expenses:
Cost of operations	98,997	85,087	164,590	141,744
General and administrative	11,574	10,340	22,499	20,311
Non-cash stock compensation	2,557	1,958	3,257	2,761
Acquisition expenses	7	-	73	-
Depreciation and depletion expense	13,381	12,501	18,006	16,858
Amortization expense	942	1,035	1,937	2,172
Total operating expenses	127,458	110,921	210,362	183,846

Income (loss) from operations	8,071	8,434	(1,693)	(2,889)

Interest expense	3,850	3,604	7,658	7,418
Foreign currency (gain) loss	(2)	(69)	263	(5)
Unrealized loss (gain) on foreign currency exchange contracts	262	236	(169)	(322)
Unrealized re-measurement loss (gain)	-	714	-	(1,426)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	1	(1,129)	(434)	(740)
Other (income) expense , net	(575)	(873)	155	(894)
Income (loss) before income taxes	4,535	5,951	(9,166)	(6,920)

Income tax expense (benefit)	1,633	2,972	(3,276)	(2,288)

Net income (loss)	$2,902	$2,979	$(5,890)	$(4,632)
Weighted average number of shares outstanding-basic	81,922,764	79,459,063	81,735,041	77,870,698
Weighted average number of shares outstanding-diluted	99,639,069	93,932,320	97,199,364	93,826,932
Basic and diluted net income (loss) per common share	$0.04	$0.04	$(0.07)	$(0.06)
Dividends declared per common share (Cdn$)	$0.14	$0.14	$0.28	$0.28

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

Net income (loss):	$2,902	$2,979	$(5,890)	$(4,632)
Other comprehensive (loss) income :
Unrealized (loss) gain on currency translation adjustments	(470)	509	440	(1,273)
Other comprehensive (loss) income:	(470)	509	440	(1,273)

Comprehensive income (loss)	$2,432	$3,488	$(5,450)	$(5,905)

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2012	75,910,320	$404,857	$(5,720)	$(191,319)	$207,818
Net loss	-	-	-	(4,632)	(4,632)
Dividends	-	-	-	(22,375)	(22,375)
Common stock issuance	748,758	4,757	-	-	4,757
Conversion of debt to common stock	4,347,368	22,427	-	-	22,427
Repurchase of common stock	(336,476)	(2,104)	-	-	(2,104)
Other comprehensive loss	-	-	(1,273)	-	(1,273)
Balance at December 31, 2012	80,669,970	$429,937	$(6,993)	$(218,326)	$204,618

Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482
Net loss	-	-	-	(5,890)	(5,890)
Dividends	-	-	-	(21,930)	(21,930)
Common stock issuance	743,828	4,534	-	-	4,534
Other comprehensive income	-	-	440	-	440
Balance at December 31, 2013	82,102,119	$438,770	$(7,464)	$(259,670)	$171,636

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Operating activities
Net income (loss)	$2,902	$2,979	$(5,890)	$(4,632)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	1,537	3,124	(3,550)	(2,156)
Unrealized loss (gain) on forward contracts	262	236	(169)	(322)
Non-cash loss (gain) on US$ 6.25% Convertible Debentures conversion feature	1	(1,129)	(434)	(740)
Unrealized re-measurement loss (gain)	-	714	-	(1,426)
Unrealized foreign currency (gain) loss	(271)	160	(110)	(448)
Amortization of deferred financing costs	398	714	731	1,193
Non-cash stock compensation	2,557	1,958	3,257	2,761
Gain on disposal of fixed assets	(322)	(233)	(417)	(467)
Depreciation and depletion expense	13,381	12,501	18,006	16,858
Amortization expense	942	1,035	1,937	2,172
Changes in current assets and liabilities:
Accounts receivable	6,929	(1,221)	(2,927)	(9,122)
Prepaid expenses, inventory and other current assets	4,183	9,657	(8,832)	3,313
Accounts payable	(909)	(98)	18	1,229
Accrued expenses and other current liabilities	(9,547)	(8,204)	(564)	(2,227)
Changes in other assets and liabilities	306	(7)	186	(15)
Net cash provided by operating activities	22,349	22,186	1,242	5,971

Investing activities
Business acquisitions, net of cash acquired	-	-	(5,521)	-
Payments on seller debt	-	(225)	-	(225)
Purchases of property and equipment	(3,287)	(4,535)	(33,725)	(19,059)
Proceeds on sale of equipment	464	667	586	1,175
Net cash used in investing activities	(2,823)	(4,093)	(38,660)	(18,109)

Financing activities
Redemption of Class B Series Two and Three common shares	(204)	(1,395)	(431)	(1,411)
Financing fees	(3,530)	(26)	(3,530)	(59)
Cdn$ 6.25% Convertible Debenture Offering	71,442	-	71,442	-
Repurchase of common stock	-	(2,104)	-	(2,104)
Redemption of 7.5% Convertible Debentures	-	(289)	-	(289)
Common stock dividends	(8,751)	(8,746)	(17,418)	(16,707)
Borrowings on credit facility	24,014	35,601	101,589	77,004
Payments on credit facility	(101,201)	(33,905)	(118,001)	(41,405)
Net cash (used in) provided by financing activities	(18,230)	(10,864)	33,651	15,029

Effect of exchange rate changes on cash	5	20	104	(50)
Net increase (decrease) in cash and cash equivalents	1,301	7,249	(3,663)	2,841
Cash and cash equivalents at beginning of period	1,965	605	6,929	5,013
Cash and cash equivalents at end of period	$3,266	$7,854	$3,266	$7,854

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8).  STI currently holds a 98.6% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit, Inc.

On November 12, 2013, the Company closed its offering of Cdn$ 6.25% convertible subordinated unsecured debentures due June 30, 2019  (the “Cdn$ 6.25% Convertible Debentures due June 30, 2019”), at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit Inc., is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2013.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at December 31, 2013. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2013-01, Scope Clarification of Disclosures about Offsetting Assets and Liabilities, to limit the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. For public companies, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2012, or the first quarter of 2013 for fiscal years beginning after December 15, 2013 and interim and annual periods thereafter. The ASU should be applied prospectively. Early adoption is permitted.

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI). The ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period.  This is effective for annual periods beginning on or after January 1, 2013 (including interim periods within them) and retrospectively for all periods presented on the balance sheet.

ASC 350-30, Intangibles Other than Goodwill, was amended in July 2012, and gives Companies the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary.  If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. This is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.

The Company adopted these standards on July 1, 2013 and they did not have a material effect on its consolidated financial statements.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.4 million. The allocation of purchase price is preliminary and may change upon the final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(550)
Subtotal	822
Goodwill	2,582
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during the first six months of fiscal year 2013. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million. The allocation of purchase price is preliminary and may change upon the final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(625)
Subtotal	1,777
Goodwill	656
Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-six thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during the first six months of fiscal year 2013. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

Proforma consolidated statements of operations data has not been presented due to the immaterial impact of these acquisitions.

The Company did not complete any business acquisitions during fiscal 2013.

4.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	December 31, 2013		June 30, 2013
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement Revolving credit facility	$-	$61,859	$-	$78,541
Convertible Debentures	-	176,762	-	106,703
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	200	-	-	-
	$200	$273,621	$-	$220,244

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).  The issue costs of approximately $3.5 million (Cdn $3.6 million) have been recorded in other assets on the balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

Interest on the Cdn$ 6.25% Convertible Debentures due June 30, 2019 is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each Cdn$ 6.25% Convertible Debenture due June 30, 2019 is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.05 per common share (the “Cdn$ 6.25% Convertible Debenture Conversion Price”)  which is equivalent to 110.4972 common shares for each $1,000 principal amount of the  Cdn$ 6.25% Convertible Debentures due June 30, 2019.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Debt (continued)

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 are not redeemable prior to June 30, 2017.  The Company will have the right, at its option, to redeem the Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on or after June 30, 2017 but prior to June 30, 2018, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the Cdn$ 6.25% Convertible Debenture Conversion Price.  After June 30, 2018 and prior to maturity the Company will have the right, at its option to redeem the  Cdn$ 6.25% Convertible Debentures due June 30, 2019 in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at December 31, 2013.

5.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At December 31, 2013 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 743,828 and 748,758 common shares having an approximate value of $4.5 million and $4.8 million during the  six months December 31, 2013 and 2012, respectively. These have been recorded as a non-cash financing activity. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

The Company renewed its normal course issuer bid (“NCIB”) on October 24, 2013.  Pursuant to the notice, the Company is permitted to acquire up to a maximum of 4,086,569 of Common Shares for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2013 and ending on October 23, 2014. The Company did not repurchase any shares during the six months ended December 31, 2013, under the renewed NCIB.  During the six months ended December 31, 2012, the Company repurchased and cancelled 336,476 shares having a value of $2.1 million, pursuant to the previous NCIB.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.   Common Shares (continued)

On October 3, 2012 the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.  From July 1, 2012 through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock, which were recorded as a non-cash financing activity.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of the 7.5% Convertible Debentures for cash.

Common shares issued and outstanding are 82,102,119 at December 31, 2013.

The changes in accumulated other comprehensive loss is as follows:

	2013	2012
Balance at June 30,	$(7,904)	$(5,720)

Foreign currency translation	440	(1,273)
Current period comprehensive income (loss)	440	(1,273)

Balance at December 31,	$(7,464)	$(6,993)

There were no reclassifications out of accumulated other comprehensive loss.

6. Income (loss) per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Weighted-average shares outstanding-basic	81,922,764	79,459,063	81,735,041	77,870,698
Potential dilutive effect of shares to be issued
to settle the debentures	17,716,305	14,473,257	15,464,323	15,956,234
Weighted-average shares outstanding-diluted	99,639,069	93,932,320	97,199,364	93,826,932

The computations for basic and diluted income (loss) per common share are as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net income (loss) -basic	$2,902	$2,979	$(5,890)	$(4,632)
Add back: Interest expense on debentures (net of tax)	1,426	1,169	2,498	2,505
Net income (loss) used for diluted earnings per share	4,328	4,148	(3,392)	(2,127)

Basic income (loss) per share	$0.04	$0.04	$(0.07)	$(0.06)
Diluted income (loss) per share	$0.04	$0.04	$(0.07)	$(0.06)

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

6. Income (loss) per Share (continued)

The conversion of the convertible debentures is anti-dilutive for both the three and six months ended December 31, 2013 and 2012.

Potential dilution arising from the conversion of the convertible debentures for both the three and six months ended December 31, 2013 and 2012, were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

7. Income taxes

The effective rate for income taxes was 36.0% and 35.7% for the three and six months ended December 31, 2013.  The effective rate for income taxes was 49.9% and 33.1% for the three and six months ended December 31, 2012.  The increase in the year to date effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country. As of December 31, 2013, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2013 balance of $1.7 million.

8. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three
common shares are recorded as a component of other expense, net in the condensed consolidated statement of operations.  Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2013	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at December 31, 2013	251,915	(190,449)	61,466

	For the six months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	-	(3,050)
Shares outstanding at December 31, 2013	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the six months ended December 31, 2013 for which the Company paid approximately thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at December 31, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

	For the three months ended December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	-	(72,075)
Shares outstanding at December 31, 2012	254,965	(190,449)	64,516

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

	For the six months ended December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	-	(72,075)
Shares outstanding at December 31, 2012	254,965	(190,449)	64,516

Pursuant to the liquidity provision of the EIP plan, 72,075 shares were “put” back to the Company during the three and six months ended December 31, 2012 for which the Company paid approximately $0.8 million. The fair value of the Class B Series Two common shares outstanding at December 31, 2012 represented a liability of $0.7 million all of which was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2013	1,720,061	(508,553)	1,211,508
Grants	408,448	(123,210)	285,238
Redemptions	(32,581)	-	(32,581)
Shares outstanding at December 31, 2013	2,095,928	(631,763)	1,464,165

	For the six months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	524,957	(160,901)	364,056
Redemptions	(63,481)	-	(63,481)
Shares outstanding at December 31, 2013	2,095,928	(631,763)	1,464,165

The Company recognized $2.6 and $3.3 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2013, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 32,581 and 63,481 shares were “put” back to the Company during the three and six months ended December 31, 2013 for which the Company paid $0.2 million and $0.4 million, respectively. The fair value of the Class B Series Three common shares outstanding at December 31, 2013 represents a liability of $9.1 million, of which $6.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is record in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

	For the three months ended December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2012	1,385,869	(348,160)	1,037,709
Grants	278,500	(98,879)	179,621
Redemptions	(98,715)	-	(98,715)
Shares outstanding at December 31,2012	1,565,654	(447,039)	1,118,615

	For the six months ended December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111
Grants	406,041	(103,322)	302,719
Redemptions	(101,215)	-	(101,215)
Shares outstanding at December 31,2012	1,565,654	(447,039)	1,118,615

The Company recognized $1.9 million and $2.8 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2012, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 98,715 and 101,215   shares were “put” back to the Company during the three and six months ended December 31, 2012. The Company paid $0.6 million associated with these puts during the three and six months ended December 31, 2012. The fair value of the Class B Series Three common shares outstanding at December 31, 2012 represents a liability of $6.9 million, of which $4.5 million is included in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is included in Class B Series Three common share liability.

9.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	December 31, 2013	June 30, 2013

Cash	$3,266	$6,929

Accounts receivable	$43,845	$40,971

Accounts payable	$1,737	$1,724
Other accrued liabilities	33,509	33,467
Class B Series Two and Three share liability	9,716	7,615
Long-term debt (including portion due within one year)	273,821	220,244
Conversion right on US$ 6.25% Convertible Debentures due June 30, 2018	518	954
Derivative financial instrument	1,002	820
Other long term liabilities	12,875	12,641
	$333,178	$277,465

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contracts are measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at December 31, 2013
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$651	$-	$651
Interest rate swap	-	351	-	351
Class B Series Two and Three common share liability	-	9,716	-	9,716
Conversion right on US$ 6.25% Convertible Debentures due June 30, 2018	-	-	518	518
	$-	$10,718	$518	$11,236

As at June 30, 2013
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$820	$-	$820
Class B Series Two and Three common share liability	-	7,615	-	7,615
Conversion right on US$ 6.25% Convertible Debentures due June 30, 2018	-	-	954	954
	$-	$8,435	$954	$9,389
(a)  Quoted prices in active markets for identical assets or liabilities
(b)  Observable inputs other than quoted prices in active markets for similar assets or liabilities
(c)  No observable pricing inputs in the market

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and six months ended December 31, 2013 and 2012, respectively.

Conversion rights on US$ 6.25% Convertible Debentures
For the three months ended December 31,	2013	2012
Balance at September 30,	$517	$2,469
Total unrealized loss (gain):
Non-cash loss (gain) on conversion feature	1	(1,129)
FX impact on conversion feature	-	-
Balance at December 31,	$518	$1,340

The fair value of the conversion rights remained virtually unchanged in the three months ended December 31, 2013, as the Company’s stock price volatility also remained unchanged. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 25.5% from 26.5% in the three months ended December 31, 2012.

Conversion rights on US$ 6.25% Convertible Debentures
For the six months ended December 31,	2013	2012
Balance at June 30,	$954	$2,080
Total unrealized (gain):
Non-cash (gain) on conversion feature	(434)	(740)
FX impact on conversion feature	(2)	-
Balance at December 31,	$518	$1,340

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 20.5% from 23.0% in the six months ended December 31, 2013.  The decrease in fair value of the conversion rights was a result of the change in the Company’s stock price volatility combined with an increase in the bond yield to 6.30% from 5.37% in the six month ended December 31, 2012.

The Company uses a binomial model to fair value the conversion rights on the US$ 6.25% Convertible Debentures due June 30, 2018 which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable.  The change in fair value of the conversion rights led to income of $0.4 million and $0.7 million in the condensed consolidated statement of operations for the six months ended December 31, 2013 and 2012, respectively.

There were no transfers within the fair value hierarchy during the six months ended December 31, 2013.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 33% of the anticipated dividends and interest payable in Canadian dollars through February 2015.  The 6.75% Convertible Debentures and the Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon maturity.

STA Holdings has 14 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At December 31, 2013, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

January 2014-December 2014	12	14.4	14.7	1.0209
January 2015-February 2015	2	2.3	2.4	1.0550
	14	16.7	17.1

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the condensed consolidated statement of operations.  The Company recorded a non cash gain for the six months ended December 31, 2013 of $0.2 million in connection with the changes in fair value of the Forward

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Contracts, which is included in the condensed consolidated statement of operations in unrealized gain on Forward Contracts. The value of the Forward Contracts represents a liability of $0.7 million as at December 31, 2013.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.3 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends) during the six months ended December 31, 2013.  Both of these transactions are recorded in foreign currency gain in the condensed consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and governmental agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Segment Information (continued)

United States and Canada. The accounting policies of the segments are the same as those described in the basis of presentation.  There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Revenue
Transportation	$134,423	$117,883	$206,412	$178,615
Oil and gas	1,106	1,472	2,257	2,342
	$135,529	$119,355	$208,669	$180,957
Operating earnings (loss)
Transportation	$7,996	$7,924	$(2,102)	$(3,388)
Oil and gas	75	510	409	499
	8,071	8,434	(1,693)	(2,889)
Unallocated expenses	3,536	2,483	7,473	4,031
Income tax expense (benefit)	1,633	2,972	(3,276)	(2,288)
Net income (loss)	$2,902	$2,979	$(5,890)	$(4,632)

	As at	As at
	December 31, 2013	June 30, 2013
Total Assets
Transportation	$533,904	$503,780
Oil and gas	9,345	9,045
	$543,249	$512,825

11. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are currently provided for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.6 million and $0.2 million for the six months ended December 31, 2013 and 2012, respectively. There will be no additional commissions paid for the remainder of fiscal year 2014.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Related Party Transactions (continued)

In November 2013, the Company amended the fee structure with the transportation equipment dealer, resetting the annual fee to provide a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum on a combined basis starting July 1, 2014.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.  Commitments and Contingencies

During the six months ended December 31, 2013, the Company entered into additional operating leases with seven major financial institutions to lease approximately $42.8 million in growth and replacement school vehicles for the upcoming 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases will approximate $6.1 million per year for the term of the leases.

13.  Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	December 31, 2013	June 30, 2013

Prepaid Expenses
Prepaid Insurance	$6,903	$5,486
Other	2,738	2,220
	$9,641	$7,706

Other Current Assets
Fuel Tax Receivable	$1,738	$1,142
Accrued Revenue	6,485	698
Other	1,161	1,639
	$9,384	$3,479

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$5,921	$5,111
Dividends Payable	10,738	10,765
Insurance	6,189	5,475
Wages and benefits	3,433	5,809
Class B Shares	7,207	5,222
Taxes payable	1,803	2,905
Deferred revenue	1,342	1,065
Other	4,812	3,061
	$41,445	$39,413

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)
14.  Subsequent Events

On January 2, 2014, STA Holding granted 110,117 Class B Series Three common shares pursuant to the EIP. The Company will recognize non cash stock based compensation expense related to these grants during the quarter ended March 31, 2014.

On January 9, 2014, SchoolWheels Direct, Inc. (“SWD”), a subsidiary of STI, announced that it entered into a Management Service Agreement with Atlantic Express Transportation Group (“AE”) to manage the company’s California operations beginning January 10, 2014.  SWD provided all the management and other necessary services to maintain the company’s existing school transportation business in California, until such time a purchase agreement for the California assets of AE was finalized.

On February 10, 2014, the Company announced it closed the acquisition of the California assets of AE. STI's subsidiary SWD managed the California operations form January 10, 2014 to February 9, 2014. The Company acquired approximately 425 school vehicles and customer contract with annual revenues of approximately $26.0 million.